UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of January 2008
Commission File Number 001—32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐                    No     ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
WNS Expects No Impact to Fiscal 2008 Guidance From Indymac Reductions
WNS (Holdings) Limited, a leading provider of global business process outsourcing (BPO) services, today disclosed that one of its clients, IndyMac Bancorp, Inc. (“IndyMac”), announced a reduction in its global workforce, including a 27% reduction in staff with its outsourced and temporary vendors, mainly in India.
WNS does not expect the reduction in the volume of services that it provides to IndyMac to be material or to have a material adverse impact on WNS’ operations or financial condition. Further, WNS does not anticipate the ongoing adjustments to the Indymac relationship to result in any changes to its guidance for fiscal 2008, as provided on November 14, 2007.
Outsourcing services provided by WNS to IndyMac accounted for approximately 1.3% of revenue and 2.0% of revenue less repair payments for the six months ended September 30, 2007.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: January 17, 2008

WNS (HOLDINGS) LIMITED
By:	/s/ Neeraj Bhargava
Name:	Neeraj Bhargava
Title:	Chief Executive Officer